Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Tournigan Gold Corporation (the “Company”) on Form 40-F/A for the year ended August 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James Walchuck, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 28, 2008

TOURNIGAN GOLD CORPORATION
By:	/s/ “James Walchuck”
Name: James Walchuck
Title: President & Chief Executive
Officer